Exhibit 12

IMCO RECYCLING INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
		Restated		Restated
Earnings:
Income (loss) before income taxes and minority interest	$(99)	$(1,119)	$5,282	$5,425
Add: Equity loss (earnings)	90	64	135	(847)
Add: Dividends	—	—	—	—

Sub-total:	(9)	(1,055)	5,417	4,578

Add: Total fixed charges (per below)	7,257	3,938	21,619	10,956

Less: Interest capitalized	60	14	143	122

Total earnings before income taxes, minority interest, and cumulative effect of accounting change	7,188	2,869	26,893	15,412

Fixed Charges:
Interest expense, including interest capitalized	6,703	3,480	20,091	9,641
Portion of rental expense representative of the interest factor	554	458	1,528	1,315

Total fixed charges	7,257	3,938	21,619	10,956

Ratio of Earnings to Fixed Charges	( a)	(a )	1.2	1.4

(a)	For the three months ended September 30, 2004 and 2003, earnings were insufficient to cover fixed charges by $69 and $1,069.